DM

18005958

SEC Mail Processing Section

FEB 28 2018

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-11190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Family Investors Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 South Avenue
(No. and Street)

Fanwood	NJ	07023
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Chemidlin — 908-322-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J. Kremer, CPA
(Name – *if individual, state last, first, middle name*)

27 Beach Rd. Suite C0-5B	Monmouth Beach	NJ	07750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter J Chemidlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Family Investors Company, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET E. ROCKMORE
NOTARY PUBLIC OF NEW JERSEY
ID # 50028614
My Commission Expires 12/14/2020

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAMILY INVESTORS COMPANY, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Family Investors Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Family Investors Company, Inc. as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Family Investors Company, Inc.'s management. Our responsibility is to express an opinion on Family Investors Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Family Investors Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of Family Investors Company, Inc.'s financial statements. The supplemental information is the responsibility of Family Investors Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Family Investors Company, Inc.'s auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 23, 2018

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets		
Cash and cash equivalents	$	652,459
Receivables from non-customers		218,615
Prepaid expenses		9,627
Total Current Assets		880,701
Property and equipment, net of accumulated depreciation		23,078
Other Assets		
Reserved cash		50,933
Security deposit		1,400
Total Other Assets		52,333
TOTAL ASSETS	$	956,112

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable and accrued expenses	$	351,068
Total Liabilities		351,068
Stockholders' equity		
Common stock, no par value; 2,500 shares Authorized, 1,175 shares issued, and 1,125 outstanding		52,750
Cost of 50 shares of common stock held by the Company		(15,425)
Retained Earnings		529,630
Accumulated other comprehensive income		38,089
Total Stockholders' equity		605,044
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	956,112

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
DECEMBER 31, 2017

Revenues	$1,644,542
Cost of Revenues	732,589
Net Revenues	911,953
General and administrative expenses:	
Other salaries & consulting	430,034
General administrative	478,751
Total general and administrative	908,785
Income from operations	3,168
Other income:	
Interest income	449
Dividend income	13,032
Realized gains on securities	12,026
Total other income	25,507
Net income before provision for income taxes	28,675
Provision for income taxes	6,178
Net income	$22,497
Other comprehensive income	
Unrealized holding gains on securities	$23,350
Total income	**$45,847**

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2017

	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2016	$52,750	($15,425)	$507,133	$14,739	$559,197
Net Income for fiscal year	-	-	22,497	23,350	45,847
Balance at December 31, 2017	$52,750	($15,425)	$529,630	$38,089	$605,044

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2017

Operating activities:	
Net Income	$45,847
Adjustment to reconcile net income to net cash flows	
Depreciation	6,680
Changes in other operating assets and liabilities	
Prepaid expenses	2,577
Accounts receivable	(24,546)
Accounts payable and accrued expenses	32,820
Net cash provided by operating activities	63,378
Investing activities	
Acquisition of fixed assets	(3,470)
Net cash used in investing activities	(3,470)
Net increase in cash during the fiscal year	59,908
Cash at December 31, 2016	592,551
Cash at December 31, 2017	$652,459
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	0
Income taxes paid during the fiscal year	$ 3,500

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Family Investors Company, Inc. (the "Company") was incorporated in the State of New Jersey on April 1, 1960. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from rule 15c3-3 of the SEC under paragraph (K)(2)(ii) of that rule.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held or long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Deposit at Clearing Broker

A cash deposit is required to be held by the clearing broker in order to maintain a contractual clearing agreement.

Securities Transactions

The Company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transaction and pays the Company a commission.

Customer payments for the investment company shares are payable directly to the investment company. The Company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, Inc. it is deposited into a trust account and a check for the actual cost of the shares less the Company's commissions is drawn from the trust account and sent to the investment company. The Company transfers commissions accumulated in the trust account periodically to the operating account.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial purposes at rates based on the following estimated useful lives:

	Years
Office Equipment	7
Furniture	5

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for the maintenance and repairs are charged to expense as incurred.

Revenue and Cost Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2017 was $19,630.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. No current and deferred taxes payable or refundable is recognized as of the date of the financial statements. As of December 31, 2017, The Company's tax years 2016, 2015 and 2014 are subject to examination by the tax authorities.

The Organization has evaluated its current tax positions and has concluded that as of the December 31, 2017, the Organization does not have any significant uncertain tax positions for which a reserve would be necessary.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Receivables from Non-Customers

Commission revenue and other fees due from the clearing broker and investment companies but not yet received, that are expected to be collected within one year, are recorded as receivables from non-customers at a net realized value. If amounts become uncollectible, they will be charged to operations when the determination is made.

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from the estimates.

Date of Management's Review

Management has evaluated subsequent events through February 23, 2018, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities and mutual funds that are classified as available-for-sale on a recurring basis.

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Market Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair market value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active markets for the identical assets or liabilities (Level 1 measurement) and the lowest priority to

2) FAIR VALUE MEASUREMENTS (CONT'D)

measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash Value and Cash Equivalents, Short Term Financial Instruments, Receivables from Non-Customers and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of instruments.

Investments in Equity Securities and Mutual Funds

Investments in equity securities and mutual funds that are classified as available-for-sale are recorded at fair value on a recurring basis. Investments in equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Company at year-end. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; as are unrealized holdings gains and losses.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Assets Measured and recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value recurring basis as of December 31, 2017:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 434,334	$ -	$ 434,334	-
Equity securities	-	-	-	-
	$ 434.334	$ -	$ 434,334	-

3) RESERVED CASH

The Company is required to maintain reserve funds on deposit with the clearing broker. The required reserve at December 31, 2017 was $50,000. Cash on deposit in the reserve amounted to $50,933 at December 31, 2017.

4) RECEIVABLES FROM NON-CUTOMERS

Amounts receivable from the clearing broker and investment companies at December 31, 2017 consist of fees and commissions receivable in the amount of $218,615. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

5) SECURITIES OWNED – MARKETABLE

As of December 31, 2017, the Company has no holdings in equity securities classified as securities owned at market in the statement of financial condition.

FAMILY INVESTORS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
DECEMBER 31, 2017

6) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2017. Depreciation expense for the year then ended was $6,680.

Furniture and fixtures	$ 46,725
Office equipment	49,738
	96,463
Less; accumulated depreciation	73,385
	$ 23,078

7) INCOME TAX

Provision for income taxes is comprised of the following:

State Income Tax:		
Net Income (loss) before provision for income taxes	$ 52,025	
Deduct: unrealized gains	(23,350)	
	$28,675	
State Taxable Base:		$1,964
State Income Tax (per tax table)		
Federal Income Tax:		
Net income before provision for income taxes	$ 52, 025	
Deduct: unrealized gains	(23,350)	
Meals and entertainment adjustment	1,382	
State Income tax deduction	(1,962)	
Federal Income Tax Base	$ 28,095	
first $50,000@15%		
Federal Income Tax		$4,214
Provision for Income Taxes		$6,178

8) EMPLOYEE BENEFIT PLAN

The company maintains a contributory profit sharing plan as defined under section 401(k) of the U.S. Internal Revenue Service Code covering substantially all employees. Company contributes to the plan at a rate of 6% of the employees' eligible compensation. Employer contributions during the year ended December 31, 2017 were $61,024.

In addition the company has a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected to contribute to the profit sharing plan for 2017. The profit sharing contribution for the year ended December 31, 2017 was $53,617.

9) CONCENTRATION OF RISK

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument.

For the year ended December 31, 2017, commissions from three companies represented approximately 80% of the total commissions earned.

The Company maintains in its cash balances various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017, cash balance held by the clearing broker totaled $50,933, and the cash balance held in the money market fund totaled $761. These balances are not insured by the FDIC.

10) SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2017 through the date of this report and found no material subsequent events occurring during this period.

SCHEDULE I & II
Computation of the Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 for the year ended December 31, 2017

Total stockholders' equity	$605,044
Non-allowable assets:	
Accounts receivable (unallowable portion)	179,765
Property and equipment, net of accumulated depreciation	23,078
Prepaid expenses	9,627
Security deposits	1,400
Petty cash	200
Total non-allowable assets, deductions and charges	214,070
NET CAPITAL	$390,974
Haircut on securities and money market funds	65,165
ADJUSTED NET CAPITAL	325,809
Minimum requirements of 6-2/3% of aggregate indebtedness or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	$ 275,809
AGGREGATE INDEBTEDNESS:	
Accounts Payable and accrued expenses	$351,068
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	107.73%
Excess net capital previously reported	$275,809
Differences due to audit adjustments	
Excess net capital per this report	$275,809

SCHEDULE III
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 for the year ended December 31, 2017

January 18, 2018

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Family Investors Company, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5. "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belies Family Investors Company, Inc. states the following:

Family Investors Company, Inc. claimed an exemption under the provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Family Investors Company, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Peter J. Chemidlin
President
Family Investors Company, Inc.

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Family Investors Company, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Family Investors Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Family Investors Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Family Investors Company, Inc. stated that Family Investors Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Family Investors Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Family Investors Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 23, 2018

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
Family Investors Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Family Investors Company, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Family Investors Company, Inc. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Family Investors Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Family Investors Company, Inc.'s management is responsible for Family Investors Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 23, 2018

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,693,399
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	96,232
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	35,376
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	131,608
2d. SIPC Net Operating Revenues	$ 1,561,791
2e. General Assessment @ .0015	$ 2,342
	(to page 1, line 2.A.)

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*****1302********************MIXED AADC 220
11190 FINRA DEC
FAMILY INVESTORS COMPANY INC
P O BOX 100
265 SOUTH AVE
FANWOOD, NJ 07023-1368

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,342

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,148)
July 20, 2017
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 1,194

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,194

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,194

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Family Investors Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of January, 2017.

Edna Trujillo
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,693,399
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	96,232
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	35,376
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	131,608
2d. SIPC Net Operating Revenues	$ 1,561,791
2e. General Assessment @ .0015	$ 2,342
	(to page 1, line 2.A.)